Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction

Topaz Holdings LLC	Delaware

Arrow Bidco, LLC	Delaware

RL Signor Holdings LLC	Delaware

Target Logistics Management LLC	Massachusetts

TLM Equipment, LLC	Delaware

US Iron Bidco, LLC	Delaware

Chard Camp Catering Services Ltd.	Canada (Alberta)

Target Management Canada, Ltd.	Canada (British Columbia)

TL Proveeduria Y Servicios de rl de cv	Mexico (The Federal District)

Algeco Canada Inc.	Canada (Ontario)